Act 3-24-2004

cm 3/23

04017587

SECURI... EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53296

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASHINGTON DC SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold K Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 MAIN STREET
(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~C. TROY SHAVER~~ ~~781-893-4602~~ (6)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST AND YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET	BOSTON	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM BOWDITCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLD K INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT AND CONTROLLER
Title

CAROLE J. INFERRERA
Notary Public
My Commission Expires
November 8, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

GoldK Investment Services, Inc.
Year ended December 31, 2003

GoldK Investment Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

We have audited the accompanying statement of financial condition of GoldK Investment Services, Inc. (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoldK Investment Services, Inc. at December 31, 2003, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that GoldK Investment Services, Inc. will continue as a going concern. As more fully described in Note 8, GoldK Investment Services, Inc. is a wholly-owned subsidiary of GoldK, Inc. (GoldK). On a consolidated basis, GoldK reported a net loss for 2003, and has a working capital deficiency. These conditions raise substantial doubt about GoldK's ability to continue as a going concern. Because of the aforementioned conditions relating to GoldK, and the uncertainties surrounding its plans to address its liquidity problems, the parent company's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether GoldK Investment Services, Inc. will continue as a going concern. The 2003 financial statements of GoldK Investment Services, Inc. do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2004

GoldK Investment Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 649,782
Accounts receivable	189,411
Due from parent	19,217
Prepaid expenses	17,805
Total assets	$ 876,215
Liabilities	
Accounts payable and accrued expenses	282,023
Deferred revenue	113,668
Total liabilities	395,691
Stockholder's equity	
Common stock, no par value	
Authorized, issued and outstanding 200 shares	-
Additional paid-in capital	1,013,602
Accumulated deficit	(533,078)
Total stockholder's equity	480,524
Total liabilities and stockholder's equity	$ 876,215

See accompanying notes.

GoldK Investment Services, Inc.

Statement of Operations

Year ended December 31, 2003

Revenues	
12b-1 commissions, net	$647,149
Securities trading commissions	215,055
Interest income	7,935
Total revenues	870,139
Expenses	
Commission expenses	168,138
Clearing broker expenses	77,849
Other selling, general and administrative expenses	465,546
Total expenses	711,533
Net income	$158,606

See accompanying notes.

GoldK Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	$1,288,602	$(691,684)	$ 596,918
Capital withdrawals by parent	(275,000)	-	(275,000)
Net income	-	158,606	158,606
Balance at December 31, 2003	$1,013,602	$(533,078)	$ 480,524

See accompanying notes.

GoldK Investment Services, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net Income	$ 158,606
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	26,878
Write-off of intangible asset	53,064
Loss on disposal of fixed assets	1,579
Changes in assets and liabilities:	
Increase in accounts receivable	(49,802)
Increase in intercompany receivable	(19,217)
Increase in prepaid expenses	(1,100)
Decrease in accounts payable and accrued expenses	(6,712)
Decrease in deferred revenue	(67,169)
Net cash provided by operating activities	96,127
Cash flows from financing activities	
Capital withdrawal by parent	(275,000)
Decrease in cash	(178,873)
Cash and cash equivalents at beginning of period	828,655
Cash and cash equivalents at end of period	$ 649,782

See accompanying notes.

GoldK Investment Services, Inc.

Notes to Financial Statements

Year ended December 31, 2003

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

GoldK Investment Services, Inc. (the Company) is a retail brokerage firm, and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company clears its securities on a fully disclosed basis with Winslow, Evans and Crocker, and National Financial Services Corporation (the Clearing Broker). The Company is a wholly-owned subsidiary of GoldK, Inc. (GoldK or the Parent).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Financial Instruments

The carrying values of the Company's financial instruments approximate their fair values at December 31, 2003.

Recognition of Commission Revenue and Expense

The Company earns 12b-1 commissions for executing purchases of mutual funds and for maintaining balances within those funds. Revenue is recorded on a trade-date basis for those commissions earned from purchases. Commissions earned on balances are based on the average balances maintained in the funds, and are recorded on an accrual basis. Any commissions paid to another brokerage firm are recorded as a deduction of revenue earned.

The Company earns securities trading commissions for executing customer securities transactions, which are cleared on a fully disclosed basis. Commissions and related clearing broker fees are recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company classifies intangible assets as the excess of the purchase cost over the fair value of net assets acquired in a purchase transaction. In accordance with Financial Accounting Standard 141, *Business Combinations*, and Financial Accounting Standard 142, *Goodwill and Other Intangible Assets*, the Company amortizes identifiable intangible assets over its useful life of five years. As described in Note 6, in October 2003, the Company wrote off the remaining balance of intangible assets.

Income Taxes

The income tax accounts included in the accompanying balance sheets and statement of operations are presented as if the Company were a stand-alone company for all periods presented. Taxable income of the Company aggregating $234,000 for the year ended December 31, 2003 has been offset by the Parent's losses in the consolidated tax return. The Company has neither received from, nor paid to, the Parent any reimbursements to date relating to the use of net operating losses.

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not some or all of the deferred taxes will not be realized. At December 31, 2003, the Company has unused net operating loss carryforwards of approximately $392,000 available to reduce future taxable income, which expire at various times through 2022. The net operating loss carryforward may be subject to the annual limitations provided in Internal Revenue Code (IRC) section 382.

Deferred tax assets at December 31, 2003, of approximately $161,000, were primarily attributable to net operating losses and alternative minimum tax credit carryforwards. Due to the degree of uncertainty related to the ultimate use of the deferred assets, the Company has fully reserved these tax benefits.

1. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

The Company's furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives, generally of three years. Major renewals, betterments and replacements are capitalized, while maintenance costs are charged to operations as incurred. Upon sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts, with the resulting gains or losses reflected in income. As described in Note 2, the Company disposed of all its fixed assets in 2003, and recorded a loss of $1,579, which is included in the other selling, general and administrative expenses in the statement of operations.

Deferred Revenue

Deferred revenue represents 12b-1 commissions received from mutual funds that have not yet been earned.

2. Furniture and Equipment

The Company closed their Rochester, New York office in 2003, and disposed of all fixed assets and equipment. The loss on disposal was $1,579.

Depreciation expense for the year ended December 31, 2003 amounted to $4,175.

3. Related-Party Transactions

During the period, affiliates of the Company provided various administrative and operational support services to the Company at no charge.

4. Benefits

GoldK administers a 401(k) salary investment plan covering virtually all of the Company's full-time employees. There were no contributions by either the Company or GoldK during the year ended December 31, 2003.

5. Commitments and Contingencies

The Company leases equipment and facilities under operating lease agreements. Rental expense under operating leases was $16,099 for the year ended December 31, 2003.

5. Commitments and Contingencies (continued)

Future minimum lease payments as of December 2003 were as follows:

2004	$2,916
2005	1,458
2006	-
2007	-
Thereafter	-
	$4,374

In the normal course of business, securities transactions of customers are introduced and cleared through a Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company is therefore exposed to the credit risk of nonperformance by its customers and may sustain a loss if the market value of a security is different from the contract value of the transaction.

6. Acquisition of the Company

GoldK acquired all of the outstanding stock of the Company on June 30, 2000 for $325,000. The purchase price has been allocated to the fair value of the assets acquired with the excess of the purchase price over the fair value of the assets recorded as intangible assets. The purchase price allocation was recorded by the Company as follows:

Cash	$100,000
Furniture and equipment	21,319
Intangible assets	151,352
Other assets	52,329
	$325,000

Through September 30, 2003, the Company amortized the intangible assets over a five year period. Amortization expense for the year ended December 31, 2003 was $22,703. In October 2003, the Company determined that the intangible asset was impaired and wrote off the remaining unamortized amount of $53,064, which is included in the other selling, general and administrative expenses in the statement of operations.

7. Net Capital Requirements

As a member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the NASD, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2003 was $50,000. At December 31, 2003, the Company's net capital was $371,418 and exceeded the minimum net capital requirement by $321,418. The Company's ratio of aggregate indebtedness at December 31, 2003 was 1.07 to 1.

8. Going Concern

The Company's parent, GoldK, Inc., reported a consolidated net loss for 2003, and has a working capital deficiency. GoldK, Inc. has incurred significant losses since inception, and as a result, there is substantial doubt about GoldK, Inc.'s ability to continue as a going concern.

Because of the aforementioned conditions relating to GoldK, Inc., and the uncertainties surrounding its plans to address its liquidity problems, the parent company's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether the GoldK Investment Services, Inc. will continue as a going concern.

Currently, GoldK, Inc. is exploring options with respect to raising additional financing, although no commitments have been secured. If GoldK, Inc. is not able to secure additional financing, GoldK, Inc. and the Company may have to cease operations.

The 2003 financial statements of GoldK Investment Services, Inc. do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Supplemental Information

GoldK Investment Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Total stockholder's equity from statement of financial condition		$480,524
Deductions:		
Nonallowable assets:		
Receivables	$47,084	
Intercompany receivable	19,217	
Prepaid expenses	17,805	
	84,106	
Other deductions:		
Fidelity bond deductible	25,000	
Net capital		371,418
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $50,000)		50,000
Excess net capital		$321,418
Total aggregate indebtedness		$395,691
Percentage of aggregate indebtedness to net capital		107%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital differs from the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2003. The differences primarily relate to the recording of revenue and the reclassification of certain receivables from nonallowable assets to allowable assets. The differences resulted in the excess net capital recorded on the above calculation to be greater than the amount recorded on the Part II FOCUS filing by $38,259.

GoldK Investment Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
GoldK Investment Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of GoldK Investment Services, Inc, (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2004